FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 07, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

7 January 2014

The Royal Bank of Scotland Group plc ("RBS") - Sale of selected Chicago-area operations

RBS Citizens Financial Group, Inc. ("RBSCFG") to sell Chicago-area Charter One branches, small business operations and select middle market relationships to U.S. Bancorp.

Transaction allows RBSCFG to focus on primary Citizens Bank and Charter One markets and pursue strategic business growth initiatives.

RBSCFG to retain diverse commercial banking operations and local mortgage lending, student lending and auto lending operations in Chicago.

Providence, RI - RBS Citizens Financial Group, Inc. today announced it has reached an agreement to sell its Chicago-area retail branches, small business operations and select middle market relationships in the Chicago market to U.S. Bank National Association ("U.S. Bank"), the lead bank of U.S. Bancorp (NYSE: USB). RBSCFG will maintain a presence in Chicago through its commercial business lines and several consumer business lines not included in the sale. Substantially all colleagues in the Chicago-area business units being sold will be offered comparable jobs and transfers to U.S. Bank at closing.

"This transaction will allow us to focus our efforts on our primary Citizens Bank and Charter One markets where we have stronger market positions and better long-term growth prospects," said Bruce Van Saun, RBSCFG Chairman and Chief Executive Officer. "We have a number of business growth initiatives and enhancements to the customer experience in flight that position us well for the future. We feel that U.S. Bank is a good buyer of our Chicago region branch-based business, and we will work hard to ensure a smooth transition for our customers and colleagues who will be going to U.S. Bank."

The sale includes 94 Charter One branches in the Chicago area, $5.3 billion in local deposits and $1.1 billion in locally originated loans for a deposit premium of approximately $315 million, or 6 percent of deposits.

RBSCFG will continue to operate several businesses in the Chicago market, including the consumer businesses lines of mortgage lending, Education Finance and Auto Finance. RBS Citizens, the bank's commercial banking division, will continue a diverse range of commercial banking operations in Chicago including Asset-Based Lending, Asset Finance, Equipment Leasing, Commercial Real Estate, Treasury Solutions, Capital Markets, Sponsor Finance, Franchise Finance and the majority of its corporate banking business.

This transaction is subject to regulatory approval and is anticipated to close in mid-2014. BofA Merrill Lynch acted as financial advisor to RBS Citizens Financial Group, Inc.

About RBS Citizens Financial Group, Inc.

RBS Citizens Financial Group, Inc. is a $120 billion commercial bank holding company. It is headquartered in Providence, R.I., and through its subsidiaries has approximately 1,400 branches, over 3,500 ATMs and more than 18,000 colleagues. It operates a branch network in 12 states and has non-branch retail and commercial offices in more than 30 states. Its two bank subsidiaries are RBS Citizens, N.A., and Citizens Bank of Pennsylvania. They operate a branch network under the Citizens Bank brand in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont; and the Charter One brand in Illinois, Michigan and Ohio. RBSCFG is owned by RBS (The Royal Bank of Scotland Group plc). RBSCFG's website is citizensbank.com.

For further information

Investors

Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

Media

RBS Group Media Relations
+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 January 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary